APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



SELLING SEATTLE – THE SITCOM LLC
A Washington Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

SELLING SEATTLE – THE SITCOM LLC

Years Ended December 31, 2019 and 2018

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management and Members of Selling Seattle – The Sitcom LLC
Spokane, WA

We have reviewed the accompanying financial statements of Selling Seattle – The Sitcom LLC (a Washington limited liability company) ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in members' equity, and cash flows for the year ended December 31, 2019 and the period from September 28, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and relies on outside funding to maintain its operations, indicating that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

February 24, 2021

SELLING SEATTLE - THE SITCOM LLC
BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 11	$ 11
Other assets	-	4,608
Total current assets	11	4,619
Intangibles and fixed assets, net	1,918	2,235
Total assets	$ 1,929	$ 6,854
Liabilities and member's equity		
Current liabilities		
Accounts payable - related party	$ -	$ -
Total liabilities	-	-
Commitments and contingencies	-	-
Total member's equity	1,929	6,854
Total liabilities and member's equity	$ 1,929	$ 6,854

See independent accountants' review report and accompanying notes to the financial statements.

SELLING SEATTLE - THE SITCOM LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the period from September 28, 2018 (inception) to December 31, 2018
and the Year Ended December 31, 2019

(unaudited)

	2019	2018
Sales, net	$ -	$ -
Operating expenses		
Advertising & marketing	4,608	11,676
Professional fees	3,400	9,338
General and administrative	60	2,960
Depreciation and amortization	317	-
Total operating expenses	8,385	23,974
Loss from operations	(8,385)	(23,974)
Other income (expense)		
Other income	225	60
Total other income (expense)	225	60
Net loss	$ (8,160)	$ (23,914)
Changes in member's equity		
Beginning member's equity	$ 6,854	$ -
Capital contributions	3,460	30,828
Distributions to member	(225)	(60)
Net loss	(8,160)	(23,914)
Ending member's equity	$ 1,929	$ 6,854

See independent accountants' review report and accompanying notes to the financial statements.

3

SELLING SEATTLE - THE SITCOM LLC
STATEMENTS OF CASH FLOWS
For the period from September 28, 2018 (inception) to December 31, 2018
and the Year Ended December 31, 2019
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (8,160)	$ (23,914)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization	317	-
Merchandise write-off	4,383	-
Changes in operating assets and liabilities:		
Purchase of merchandise assets	-	(4,608)
Net cash used by operating activities	(3,460)	(28,522)
Cash flows from investing activities		
Purchase of fixed assets and intangibles	-	(2,235)
Net cash used by investing activities	-	(2,235)
Cash flows from financing activities		
Contributions from members	3,460	30,828
Distributions to members	-	(60)
Net cash provided by financing activities	3,460	30,768
Net decrease in cash and cash equivalents	-	11
Cash and cash equivalents, beginning	11	-
Cash and cash equivalents, ending	$ 11	$ 11
Supplemental noncash activity:		
Other income paid directly to member	**$ 225**	-
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Global Sustainability Exchange, LLC ("the Company") is a limited liability company organized on May 21, 2018 under the laws of the State of Delaware, and is headquartered in Wilmington, Delaware. The Company intends to create a "market network" platform that bring professionals, products, services and projects together to enable multiple buyers and suppliers to interact, collaborate, and transact on the same sustainability-focused platform.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from the its subscription services, which are recognized over time.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company had no outstanding accounts receivable, thus no allowance recognized.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $2,987 and $176 in advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and tax years since inception remain open and subject to potential future examination.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

NOTE 2 – GOING CONCERN & UNCERTAINTIES

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $48,000, has not yet commenced its principal operations, and primarily relies on outside sources to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The Company also intends to conduct an offering under Regulation CF with a registered funding portal in the first quarter of 2021 in order to raise funds. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2021 and in future years.

NOTE 4 – MEMBERS' EQUITY

As of December 31, 2018 and 2019, 100% of the Company's issued and authorized membership units were granted and issued to its four initial members. Subsequently, the Company's CEO and managing member has diluted her holdings and made them available for issuance. The Company now has an aggregate 4,070,000 member units approved for issuance, 3,000,000 of which have been issued to its founding members. The remaining 1,070,000 are reserved for a future equity raise.

During 2018, the Company's managing member contributed a total of $13,635 to pay for operational expenses of the Company. During 2019, two of the Company's members contributed an aggregate $34,503 to fund operations.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February xx, 2021, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2019:

During 2020, the Company entered into an agreement with a consultant in which roughly $1,000 monthly stipend payments are made to the consultant. As of February 2021, the Company has paid roughly $18,000 under this agreement.

During 2020, the Company entered into a platform integration agreement with a consulting company in which the Company paid $25,000 for the implementation design, development, and implementation of a private database and consulting environment, hosting services, transaction processing services, plus monthly maintenance. The agreement specifies further phases of development, in which the Company would need roughly $300,000 in further financing to complete all phases.

I, JAMES P MCGUFFIN, certify that:

1. The financial statements of SELLING SEATTLE-THE SITCOM, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of SELLING SEATTLE-THE SITCOM, LLC included in this Form reflects accurately the information reported on the tax return for SELLING SEATTLE-THE SITCOM, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *JAMES P MCGUFFIN*

Name: JAMES P MCGUFFIN

Title: OWNER